Hogan & Hartson
l.l.p.

COLUMBIA SQUARE 555 THIRTEENTH STREET, NW WASHINGTON, DC 20004-1109 TEL. (202) 637-5600 FAX (202) 637-5910 WWW.HHLAW.COM
September 2, 2005
Mark P. Shuman
U.S. Securities and Exchange Commission
450 5th Street, NW
Mail Stop 4-6
Washington, DC 20549

Re:	ACE*COMM Corporation
Registration Statement on Form S-3
Filed April 26, 2005
File No. 333-124351

Form 10-K for the fiscal year ended 6/30/2004, as amended
Forms 10-Q for the quarterly periods ended 9/30/2004, 12/31/2004 and 3/31/2005
File No. 0-21059
Dear Mr. Shuman:
          On behalf of ACE*COMM Corporation (“ACE*COMM”), set forth below are ACE*COMM’s responses to the Staff’s accounting comments in its letter dated August 29, 2005. ACE*COMM’s responses to the Staff’s accounting comments are set forth below beneath the text of the corresponding comment from the comment letter.
          ACE*COMM is currently preparing a response to the Staff’s legal comment, but since comment numbers 2-5 pertain to accounting issues raised previously by the Staff in its comment letter dated July 7, 2005 and August 12, 2005, ACE*COMM wishes to promptly address these accounting comments in this letter. ACE*COMM will submit its response to the remaining comment as soon as it is prepared.
Form S-3
General
1.	We note your response to comment 1 of our letter dated July 7, 2005. You indicate that pursuant to Section 2(a)(3), the common stock underlying the C Warrants legally was not offered as part of the March 2005 unregistered offering and has yet to be

Hogan & Hartson L.L.P.
Mark P. Shuman
U.S. Securities & Exchange Commission
September 2, 2005

offered to the holders of the B Warrants. However, it would appear that upon a holder’s exercise of a B Warrant, the penultimate sentence of Section 2(a)(3) would no longer be applicable. Consequently, the exercise of any B Warrants would appear to be an extension of the March 2003 unregistered offering that was commenced prior to but not completed before the commencement of the public offering. Provide us a detailed analysis of the effect of an investor’s exercise of B Warrants prior to the completion of the resale offering and your conclusions regarding whether such exercise during this period would be consistent with the requirements of the Securities Act.

Response: A response to this comment will be filed separately.

2.	Unless you intend to file a complete Form 10-K for the year ended June 30, 2005 and incorporate it by reference as discussed in our comment below, please revise your registration statement to include updated financials for this period and an accompanying discussion and analysis of your results of operations and financial condition. See Item 3-12 of Regulation S-X and Interpretation H.6 and H.8 of the July 1997 manual of publicly available CF telephone interpretations.

Response: On August 31, 2005, the Company filed its Form 10-K for the fiscal year ended June 30, 2005. On September 2, 2005, the Company filed an amended Registration Statement on Form S-3 to incorporate by reference the Company’s Form 10-K for the fiscal year ended June 30, 2005, which includes an updated consent from the Company’s independent accountants.
Incorporation of Certain Documents by Reference, page 12
3.	We note that you have filed amendments to the Form 10-K for year ended June 30, 2004 and Form 10-Q for the quarter ended March 31, 2005. In addition, it appears that you have not incorporated your interim report for the quarter ended September 30, 2004. Unless you intend to file a complete Form 10-K for the year ended June 30, 2005, please update this section to incorporate each of these items, as required by Item 12(a)(1) and (2) of Form S-3. Also include updated consents from your independent accountants.

Response: On August 31, 2005, the Company filed its Form 10-K for the fiscal year ended June 30, 2005. On September 2, 2005, the Company filed an amended Registration Statement on Form S-3 to incorporate by reference the Company’s Form 10-K for the fiscal year ended June 30, 2005.

Hogan & Hartson L.L.P.
Mark P. Shuman
U.S. Securities & Exchange Commission
September 2, 2005

Experts, page 13
4.	Unless you intend to file a complete Form 10-K for the year ended June 30, 2005, please tell us what considerations you gave to also naming Ernst & Young LLP as an expert since they audited the financial statements for the year ended June 30, 2002 that are incorporated by reference through the Form 10-K for the year ended June 30, 2004 into the Form S-3.

Response: On August 31, 2005, the Company filed its Form 10-K for the fiscal year ended June 30, 2005. On September 2, 2005, the Company filed an amended Registration Statement on Form S-3 to incorporate by reference the Company’s Form 10-K for the fiscal year ended June 30, 2005.
Form 10-K
Financial Statements
Consolidated Statements of Operations, page F-5
5.	We note the response to comment 1 of our letter dated August 12, 2005. It appears that as part of your assessment of disclosure controls and procedures, you have added additional control procedures and are changing your cost accounting structure to comply with Rule 5-03(b) of Regulation S-X. In light of the need for these changes, tell us whether your officers believe that your disclosure controls and procedures were effective as of June 30, 2005. Provide the basis for your conclusion.

Response: On August 31, 2005, the Company filed its Form 10-K for the fiscal year ended June 30, 2005. In that filing the Company complied with Rule 5-03(b) of Regulation S-X for the Company’s fiscal years ending June 30, 2005, 2004 and 2003. As disclosed in Part II, Item 9A of the Form 10-K, the Company’s management concluded based upon an evaluation of the Company’s disclosure controls and procedures that the disclosure controls and procedures were effective as of June 30, 2005. In reaching this conclusion, the Company’s management considered its compliance with Rule 5-03(b) of Regulation S-X for the three year period, and the additional control procedures referred to in the response to comment 1 of the Staff’s letter dated August 12, 2005.

The Company’s management determined that it had in place an effective process for identifying the need to make the disclosures required by Rule 5-03(b) of Regulation S-X in a manner that permitted timely decisions regarding disclosure by principal executive and principal financial officers. Those disclosures were identified and were discussed by the appropriate members of management and external consultants. A decision was reached, based on the prior correspondence with the Commission Staff from 2001, that disaggregated revenues and cost of revenues need not be included in the Company’s filings. The Company believes this decision was made in good faith in reliance on a specific exchange with the Staff and in a manner consistent with a policy of integrity and ethics. Even though the Company has now included this information in its filings, the Company’s management has concluded that the prior decision does not represent a material weakness in the Company’s disclosure controls and procedures as of June 30, 2005.

The Company acknowledges that the information regarding cost of revenues included in the most recent Form 10-K for the Company’s fiscal years ending June 30, 2005, 2004 and 2003 is based on a methodology for segregating revenues and the product and service components of cost of revenue. However, the need to use this allocation results from certain expenses related to infrastructure and personnel being utilized to generate revenues from the various product and service categories, making it difficult to determine cost of revenue by product, and not from any failure to record or process the relevant information. The Company believes that many other companies also perform allocations with respect to cost of revenues for similar reasons. Further, since the Company is employing this methodology for the first time in its 2005 Form 10-K, filed 60 days after the end of the fiscal year, the Company believes it had the time to develop an appropriate methodology, which was then applied to historical data. The Company has disclosed this methodology and the reasons for its use in its most recent Form 10-K, noting also that its overall cost of revenue and gross margin is not affected by this allocation method. Although the most recent Form 10-K for the Company’s fiscal years ending June 30, 2005, 2004 and 2003 includes a disaggregation of financial information that is not contained in prior Form 10-K filings, this disaggregation does not reflect any changes to the financial information included in the prior filings, only additional detail. Accordingly, the Company’s management has determined that the use of this methodology for disaggregating product and service components of cost of revenue for the Company’s fiscal years ending June 30, 2005, 2004 and 2003 is not reflective of a material weakness in the Company’s disclosure controls and procedures as of June 30, 2005.

Hogan & Hartson L.L.P.
Mark P. Shuman
U.S. Securities & Exchange Commission
September 2, 2005

          Your attention to this response is greatly appreciated. Should you have any questions concerning the above, please do not hesitate to call me at (202) 637-5736 or Frank A. Bacelli at (202) 637-8769.
Respectfully submitted,
Steven M. Kaufman
Enclosures
cc:	Steven R. Delmar Frank A. Bacelli